FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Translation of the form of current report as requested by the Securities and Exchange Law of Japan and the Cabinet Office Regulations on Disclosing Corporate Affairs, etc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.
Date: February 6, 2007
	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

1.	Reason for Filing

Nomura Holdings, Inc. (“Nomura”) files with FSA pursuant to Art. 24-5, Para. 4 of the Securities and Exchange Law of Japan and Art. 19, Para. 2, Item. 3 of the Cabinet Office Regulations on Disclosing Corporate Affairs, etc. with respect to the change regarding its specified subsidiary.

2.	Content of Filing

(1)	Name, Address, Representative, Capital and Business of the Specified Subsidiary:

Name:	NHI Acquisition Holding Inc.

Address:	2 World Financial Center, Building B New York, New York U.S.A.

Representative:	Hiromasa Yamazaki

Capital:	USD 200 mil.

Business:	Holding company in the U.S.A. holding the shares of Instinet Incorporated

(2)	Number of Voting Rights of the Specified Subsidiary Held by Nomura Before and After the Change

(i)	Number of Voting Rights Held by Nomura

	Before:	zero (0)

	After:	one hundred (100)

(ii)	Percentage to Voting Rights of Aggregate Shareholders of Specified Subsidiary (%)

	Before:	zero (0)

	After	one hundred (100)

(3)	Date and Reason for the Change

(i)	Reason for the Change

Nomura purchased a 100% stake in a global agency-broker Instinet Incorporated, a major provider of electronic trading services for institutional investors at USD 1.2 bil., from majority owner Silver Lake Partners and Instinet’s current management team, through a wholly-owned subsidiary, NHI Acquisition Holding Inc. As a result, NHI Acquisition Holding Inc. which had been established for the purposes of acquiring a stake of Instinet Incorporated, fell under the definition of a “specified subsidiary”.

(ii)	Date of the Change

February 1, 2007

Ends